

December 16, 2010

Mr. Michael P. Daly
President and Chief Executive Officer
Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, Massachusetts 01201

Re: Berkshire Hills Bancorp, Inc.
Registration Statement on Form S-4
Filed November 23, 2010
File No. 333-170798

Dear Mr. Daly:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Proxy/Prospectus Cover Page

1.   Revise the third paragraph to inform holders that they have dissenters/appraisal rights and that to perfect them they must either vote against the merger or not send in a proxy. Additionally, add a reference to the Q&A on page 2 and the Rights of Dissenting Stockholders on page 22.

Questions and Answers About the Merger and the Special Meeting

Are Rome Bancorp, Inc. stockholders entitled to dissenters' rights?, page 2

2.   Revise (1) to provide the address and the specific information that must be included, and (2) to substitute the current language with something similar to "either return a proxy voting against the merger or not return the proxy".

Summary

Interests of Certain Persons in the Merger…, page 7

3.   Revise the first paragraph in this section to disclose the aggregate dollar amount of these interests and also disclose in the second paragraph on page 52 under the same section.

Rights of Dissenting Stockholders, page 22

4.   Please restate the date of the special meeting in this section.

Description of the Merger

Background of the Merger, page 26

5.   We note your disclosure on page 30 that based on your due diligence review of Rome Bancorp, you reduced your proposed offering price from $11.25 per share to $10.75 per share. Please briefly describe your reasons for reducing your offering price.

6.   Please discuss why the fixed exchange ratio was decreased from 0.5921 to 0.5658.

7.   Supplementally, please provide the Staff with the presentation materials discussed on page 31.

Reasons for the Merger; Recommendation of the Rome Bancorp, Inc. Board of Directors, page 32

8.   Please add a bullet to your list on page 36 discussing the consideration, if any, that the board gave to dissenting shareholders and potential litigation.

<u>Litigation Related to the Merger, page 64</u>

9.   We note your disclosure that the lawsuits are in the preliminary stages. Please provide
        more detail with respect to the status of the lawsuits and update your disclosure as
        appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the federal
    securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc.   (facsimile only)
         Marc Levy, Esq.
         Luse Gorman Pomerenk & Schick LLP
         (202) 362-2902